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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Portugal signs an amendment to the existing contract for the acquisition of the sixth KC-390 Millennium aircraft and the
inclusion of ten new purchase options

•	The Portuguese Air Force, which has been operating the aircraft since 2023, is the first operator to make an additional purchase
•	Amendment includes ten new purchase options aimed at potential acquisitions by future partner nations

Lisbon, Portugal, September 17, 2025 - Embraer (NYSE: ERJ/ B3: EMBR3), one of the global leaders in the aerospace industry, and the Portuguese State today signed the amendment to the current contract for the acquisition of the sixth KC-390 Millennium aircraft and the inclusion of ten new purchase options for potential acquisitions by future partner nations. The agreement is part of the process of modernizing the capabilities of the Portuguese Air Force (PRT AF), with the aim of supporting the operations of the Armed Forces and increasing readiness in missions of public interest.

“The acquisition of the sixth KC-390 significantly enhances the strategic and operational capabilities of the Portuguese Air Force by substantially increasing the availability of tactical and logistical transport. This fleet expansion equips Portugal with a robust and flexible platform, enabling rapid and effective response to a broad spectrum of missions, encompassing both military operations and civilian emergency support, at national and international levels. Furthermore, the contract addendum, that includes ten purchase options, will strengthen Air Base No. 11 as a specialized training center, consolidating it as a center of excellence for the training of KC-390 pilots and operators. Notably, as the first NATO member to operate this aircraft, Portugal benefits from the advanced expertise of its Air Force personnel, which is essential for knowledge sharing and cooperation with other allied operators,” said General João Cartaxo Alves, Chief of Staff of the Portuguese Air Force.

"The signing of this contract, the first of its kind by an operator, demonstrates the recognition of the quality, operational efficiency and multi-mission capability of our aircraft," said Bosco da Costa Júnior, president and CEO of Embraer Defense & Security. "Portugal becomes a benchmark for European nations and NATO members looking for a state-of-the-art aircraft to equip and modernize their fleets."

Since entering operation with the Brazilian Air Force in 2019, with the Portuguese Air Force in 2023 and with the Hungarian Air Force in 2024, the KC-390 Millennium has proven its capability, reliability and performance. The current fleet in operation demonstrates exceptional productivity in its category. To date, this 21st-century aircraft has been chosen by 11 Air Forces around the world, including eight European countries and seven NATO members.

The KC-390 Millennium can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being able to perform a wide range of missions, such as transporting and dropping cargo and troops, medical evacuation, search and rescue (SAR), firefighting and humanitarian missions, operating on temporary or unpaved runways, such as packed earth, soil and gravel. The aircraft can also be configured with air-to-air refueling equipment (AAR), both as a tanker and as a receiver, in this case by receiving fuel from another KC-390, using pods installed under the wings.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations